SECURITIES AND EXCHANGE COMMISSION

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number: 1-15142

NORTH AMERICAN PALLADIUM LTD.

(Name of Registrant)

1 University Avenue

Suite 402

Toronto, Ontario

Canada M5J 2P1

(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            File No.

 Assigned            No   ☒

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date: January 25, 2016	By:	/s/ Timothy J. Hill
Timothy J. Hill Interim Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	News Release — “North American Palladium Announces Appointment of New Interim Chief Financial Officer”

3